Exhibit 10.43

Addendum to the Employment Agreement between Jean Diamond and SED International, Inc., dated September 1, 1999. This addendum is effective as of November 1, 2001.

I, Jean Diamond, consent freely and without duress to the reduction of my annual salary to $194,674.00. I choose to take this action at this time, however; this action does not preclude me from withdrawing my consent to this reduction in salary in the future.

By Employee

Name: /s/ Jean Diamond

Date:_11_/ 12/ 01

By SED International, Inc.

Name: __________________________

Date:____/_____/_____